UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.     )*

VESTIN FUND III, LLC
(Name of Issuer)

MEMBERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number)

Michael V. Shustek
6149 SOUTH RAINBOW BOULEVARD
LAS VEGAS, NEVADA 89118
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   N/A

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael V. Shustek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	289,718.482
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	2,963.75
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	289,718.482
WITH	10	SHARED DISPOSITIVE POWER:

2,963.75
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

292,681.232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.   N/A

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Shustek Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	200,000
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	200,000
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the membership units (the "units"), of Vestin Fund III, LLC, a Nevada LLC (the "Issuer" or “Fund III”), and is being filed by Michael V. Shustek and Shustek Investments, a company wholly owned by Mr. Shustek (the "Reporting Persons").  The Issuer's current principal executive offices are located at 6149 S. Rainbow Blvd., Las Vegas, NV 89118.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Michael V. Shustek.

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)
Mr. Shustek is the owner and Chief Executive Officer of Vestin Mortgage, Inc., the managing member of the Issuer.  In addition, he is the Chairman and Chief Executive Officer of Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc.  Mr. Shustek is also the sole owner and Chief Executive Officer of inVestin Nevada, Inc., Vestin Group, Inc., Vestin Originations, Inc. and Shustek Investments, Inc. The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in the Issuer and in Vestin Realty Mortgage II, Inc.’s predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

Person holding units with respect to which Mr. Shustek has shared voting and dispositive power:

(a)	Peggy Shustek (spouse).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Mrs. Shustek is currently a full time student at the University of Nevada Las Vegas.

(d)	During the last five years Peggy Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Peggy Shustek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Company holding units indirectly held by Mr. Shustek:

(a)	inVestin Nevada, Inc. (“inVestin”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	inVestin is a company whose principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years inVestin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years inVestin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Company holding units indirectly held by Mr. Shustek:  (Shustek Investments is also a Reporting Person)

(a)	Shustek Investments, Inc. (“Shustek Investments”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Shustek Investments is a company whose principal business is to invest in other companies.

(d)	During the last five years Shustek Investments has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Shustek Investments has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Company holding units indirectly held by Mr. Shustek:

(a)	Vestin Mortgage, Inc. a Nevada corporation (“Vestin Mortgage”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Vestin Mortgage is engaged in the management of REITs and other companies that invest in real estate mortgages.

(d)	During the last five years Vestin Mortgage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Reporting Persons’ predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of Vestin Mortgage, Inc.:

(a)	Vestin Group, Inc. a Nevada corporation (“Vestin Group”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 891183.

(c)	Vestin Group is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years Vestin Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s common stock, as described in Item 4 below was a combination of the personal funds of Mr. Shustek and the working capital of the entities identified in Item 2.  All of the units are held indirectly by Mr. Shustek.  The 2,962.75 units held by Mr. Shustek’s spouse were purchased with the use of personal funds and re-investment of distributions.  The 54,862.524 units indirectly held by Mr. Shustek, through Vestin Mortgage, were purchased using the working capital of Vestin Mortgage.  The 34,855.985 units indirectly held by Mr. Shustek, through inVestin, were purchased using the working capital of inVestin and re-investment of distributions.  The 200,000 units indirectly held by Mr. Shustek, through Shustek Investments, were purchased using the working capital of Shustek Investments and the personal funds of Mr. Shustek.  Mr. Shustek has sole voting and dispositive power with respect to 289,718.482 units held by Vestin Mortgage, inVestin Nevada and Shustek Investments.  Mr. Shustek shares voting and dispositive power with respect to 2,962.75 units held by his spouse Peggy Shustek.  The aggregate amount of funds used by Mr. Shustek, his spouse, Vestin Mortgage, inVestin and Shustek Investments to purchase units of the Issuer’s Common Stock is $2,768,098.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Issuer’s units for investment purposes based on the belief that the units, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions and other opportunities available to the Reporting Persons, they may from time to time and at any time, acquire additional units in the open market or otherwise and the Reporting Persons reserve the right to dispose of all or any of units that they beneficially own in the open market or otherwise at such times as the Reporting Persons may deem advisable.  Mr. Shustek is the CEO and sole shareholder of the company which manages the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (b)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities.  Mr. Shustek is the beneficial owner of 292,681.232 units of the Issuer, representing approximately 14.5% of the Issuer's membership units (based upon 2,024,423.526 units outstanding at June 2, 2009).  Mr. Shustek, indirectly owns and has economic benefit of 54,862.524 units of the Issuer’s membership units (totaling 2.7%) through his ownership of Vestin Mortgage.  Mr. Shustek indirectly owns and has economic benefit of 34,855.958 units of the Issuer’s membership units (totaling 1.7%) through his ownership of inVestin.  Shustek Investments directly owns, and Mr. Shustek, through his ownership of Shustek Investments indirectly owns and has economic benefit of, 200,000 units of the Issuer’s membership units (totaling 9.9%).  Mr. Shustek has economic benefit of and shares voting and dispositive power of 2,962.75 units of the Issuer’s membership units (totaling 0.2%) owned by his spouse, which were acquired by her prior to their marriage.

(b)
Power to Vote and Dispose.  Mr. Shustek has sole voting and dispositive power with respect to units owned indirectly through Vestin Mortgage, inVestin and Shustek Investments.  He has shared voting and dispositive power with respect to the units owned by his spouse.  Shustek Investments has sole voting and dispositive power with respect to the 200,000 units which it owns.

(c)	Transactions within the Past 60 Days. The Reporting Persons have effected the following transactions in the Issuer's membership units within sixty (60) days preceding the date hereof.

Date	Total Purchase Price Including Commissions and Fees	# of Units	Price Per Unit Including Commissions and Fees	Nature of Transaction
May 13, 2009	$391,428.71	39,142.871	$5.50	Private Purchase

The Reporting Persons have not effected any transactions within the last 60 with the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer has a management agreement with Vestin Mortgage, a wholly owned subsidiary of Vestin Group.  Mr. Shustek is the CEO, Director and sole owner of Vestin Group.  Vestin Mortgage is also the manager of inVestin and Fund III.  Pursuant to the management agreements between Vestin Mortgage, inVestin and Fund III, Vestin Mortgage controls the daily operating activities of such entities, including the power to purchase and sell securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement between the Reporting Persons dated June 2, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 2, 2009

By:	/s/ Michael V. Shustek
Michael V. Shustek

SHUSTEK INVESTMENTS, INC.

By:	/s/ Michael V. Shustek
Michael V. Shustek
President, Chief Executive Officer and Director